March 23, 2010	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL REPORTS FULL YEAR AUDITED RESULTS FOR 2009

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), a Canadian mortgage investment corporation (“MIC”), today reported its financial results for the year ended December 31, 2009.

“In retiring virtually all of its debt and all of its Preferred Shares, the financial health of Quest has substantially improved over the course of 2009 leaving Quest with a book value of $274 million or $1.81 per share“ said A. Murray Sinclair, Quest Chairman. “In line with our expectations, Quest’s loan monetization has accelerated and allowed the Company to repurchase and retire all of its $40 million First Preferred Shares, Series A and subsequent to December 31, 2009, the Company’s non-recourse loan syndication, which is recorded as debt, has been reduced to a balance of $2.9 million, which is expected to be reduced to nil shortly. To date, further cash has also been used to repurchase and cancel 1.8 million common shares under our normal course issuer bid. The future cash generated from our loan monetization and operations will allow us to recommence lending and continue to pursue our normal course issuer bid.”

2009 FINANCIAL HIGHLIGHTS

  The Company was able to fully repay all bank indebtedness and Preferred Shares during 2009 through loan monetization and cash from operations.
  Debt-facility-and-preferred-share-liability to equity ratio was nil at December 31, 2009, a significant improvement from the ratio of 0.31 to 1 a year earlier.
  Interest income was $25.0 million compared to $46.8 million a year ago reflecting a reduction in performing loans upon which interest is recognized.
  The Company recorded a net loss in 2009 due to specific loan loss provisions of $31.1 million (21 cents per share) compared to $13.7 million in 2008. Net loss was $21.6 million (14 cents per share) compared to net income of $22.8 million (16 cents per share) a year earlier. Including preferred share liability interest and fees, the Company incurred one time charges of $11.1 million during 2009.

PROVISION FOR LOAN LOSSES
As anticipated due to weak economic and credit market fundamentals during 2009, the Company had impaired loans with a gross principal of $177.8 million (17 borrowers) at December 31, 2009 compared to $103.1 million (14 borrowers) at December 31, 2008. During the fourth quarter, a specific loan loss provision of $16.2 million was recorded which increased the total allowance for loan losses to $36.1 million as at December 31, 2009.

Jim Grosdanis, CFO stated “As the loan remediation process continues, Quest continues to increase its ability to legally control and market many of the properties under enforcement proceedings. With the continued improvement in the credit and real estate markets, Quest is beginning to see comparable real estate activity as well as receiving purchase offers on

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

properties under our control. This has aided us in setting realistic values for properties and a better timeline for receiving disposition proceeds of properties.”

OUTLOOK
“While the risk of further loan impairments remains” said Brian Bayley, Quest President and CEO, “we’re confident in our strategy for preserving capital and realizing shareholder value. To that end, where borrowers are addressing the economic realities of today’s marketplace and providing additional security, guarantees and/or principal reductions to Quest, Quest has and will extend the terms of its loans to allow borrowers to arrange alternate financing, conduct an orderly sale of the properties or generally maximize the value of the properties. While Quest continues to manage and monetize its impaired loans, recommencing lending activities and a continued pursuit of our normal course issuer bid, should realize shareholder value.”

DIVIDENDS AND TAX LOSS CARRY FORWARDS
Quest’s common share dividend policy is guided by its status as a MIC. This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry-forwards. At December 31, 2009, there are $33.4 million of non-capital tax losses available from 2009 and carried forward from prior years which may be utilized in future years. Quest did not have taxable income in 2009 to utilize these tax losses. At this time, under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry-forwards and it is unlikely a dividend will be paid during 2010 or in the immediate future.

CONFERENCE CALL

A conference call will be hosted by A. Murray Sinclair, Chairman, and Jim Grosdanis, Chief Financial Officer. It will begin at 11:00 am Eastern Daylight Savings Time on March 24, 2010 and can be accessed by dialing (416) 644-3414. The call will be recorded and a replay made available for one week ending Wednesday, March 31, 2010 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 or toll free at (877)289-8525 and entering passcode 4260802 followed by the number sign.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts:
A. Murray Sinclair, Chairman
or
Jim Grosdanis, Chief Financial Officer
(P): (604) 687-8378 (Toll Free): (800) 318-3094

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.